SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549
         ----------------------------------------------------

                             SCHEDULE 13D

                          (Amendment No. 18)

               Under the Securities Exchange Act of 1934


                   SPELLING ENTERTAINMENT GROUP INC.
                           (Name of Issuer)

                Common Stock, Par Value $.001 Per Share
                    (Title of Class of Securities)

                              847807 10 4
                            (CUSIP Number)

                       Michael D. Fricklas, Esq.
                              Viacom Inc.
                             1515 Broadway
                       New York, New York 10036
                       Telephone: (212) 258-6000

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)



                           October 24, 1997
        (Date of Event which Requires Filing of this Statement)
   -----------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|. Check the following box if a fee is being paid with this statement |_|.

CUSIP No. 847807 10 4

(1)       Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
                                    SEGI HOLDING COMPANY
          ------------------------------------------------------------
                        I.R.S. Identification No. 65-0418084
          ------------------------------------------------------------
(2)       Check the Appropriate Box if a Member of Group (See
          Instructions)

          |_|  (a)
                    --------------------------------------------------
          |_|  (b)
                    --------------------------------------------------
(3)       SEC Use Only
                    --------------------------------------------------
(4)       Sources of Funds (See Instructions)           WC
                                             -------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
                                             -------------------------
(6)       Citizenship or Place of Organization         Delaware
                                             -------------------------
- --------------
Number of           (7)  Sole Voting Power
Shares                                            --------------------
Beneficially        (8)  Shared Voting Power           73,678,350
Owned by                                          --------------------
Each                (9)  Sole Dispositive Power
Reporting                                         --------------------
Person With         (10) Shared Dispositive Power      73,678,350
- --------------                                    ------------------

(11)      Aggregate Amount Beneficially Owned by Each Reporting Person
                                   73,678,350
          ------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                              ----------------------------------------
(13)      Percent of Class Represented by Amount in Row (11)

          Approximately 80.01%(including shares underlying currently
          ------------------------------------------------------------
          exercisable warrants; Reporting Person beneficially owns
          ------------------------------------------------------------
	  approximately 79.7% excluding such shares underlying currently
          ------------------------------------------------------------
          exercisable warrants).
          ------------------------------------------------------------
(14)      Type of Reporting Person (See Instructions)            CO
                                                       ---------------
                                  Page 2 of 11

CUSIP No. 847807 10 4

(1)       Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
                                    VIACOM INC.
          ------------------------------------------------------------
                         I.R.S. Identification No. 04-2949533
          ------------------------------------------------------------
(2)       Check the Appropriate Box if a Member of Group (See
          Instructions)

          |_|  (a)
                    --------------------------------------------------
          |_|  (b)
                    --------------------------------------------------
(3)       SEC Use Only
                    --------------------------------------------------
(4)       Sources of Funds (See Instructions)           WC
                                             -------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
                                             -------------------------
(6)       Citizenship or Place of Organization         Delaware
                                             -------------------------
- --------------
Number of           (7)  Sole Voting Power
Shares                                            --------------------
Beneficially        (8)  Shared Voting Power           73,678,350
Owned by                                          --------------------
Each                (9)  Sole Dispositive Power
Reporting                                         --------------------
Person With         (10) Shared Dispositive Power      73,678,350
- --------------                                    ------------------
(11)      Aggregate Amount Beneficially Owned by Each Reporting Person
                                   73,678,350
          ------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
          ------------------------------------------------------------
(13)      Percent of Class Represented by Amount in Row (11)

          Approximately 80.01%(including shares underlying currently
          ------------------------------------------------------------
          exercisable warrants; Reporting Person beneficially owns
          ------------------------------------------------------------
          approximately 79.7% excluding such shares underlying currently
          ------------------------------------------------------------
          exercisable warrants).
          ------------------------------------------------------------
(14)      Type of Reporting Person (See Instructions)            CO
                                                       ---------------

CUSIP No. 947807 10 4

(1)       Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
                                    SUMNER M. REDSTONE
          ------------------------------------------------------------
                                    S.S. No.
          ------------------------------------------------------------
(2)       Check the Appropriate Box if a Member of Group (See
          Instructions)

          |_|  (a)
                    --------------------------------------------------
         |_|  (b)
                    --------------------------------------------------
(3)       SEC Use Only
                    --------------------------------------------------
(4)       Sources of Funds (See Instructions)           WC
                                             -------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
                                             -------------------------
(6)       Citizenship or Place of Organization         United States
                                             -------------------------
- --------------
Number of           (7)  Sole Voting Power
Shares                                            --------------------
Beneficially        (8)  Shared Voting Power           73,678,350
Owned by                                          --------------------
Each                (9)  Sole Dispositive Power
Reporting                                         --------------------
Person With         (10) Shared Dispositive Power      73,678,350
- --------------                                    ------------------
(11)      Aggregate Amount Beneficially Owned by Each Reporting Person
                                   73,678,350
          ------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
          ------------------------------------------------------------
(13)      Percent of Class Represented by Amount in Row (11)

          Approximately 80.01%(including shares underlying currently
	  ------------------------------------------------------------
	  exercisable warrants; Reporting Person beneficially owns
	  ------------------------------------------------------------
	  approximately 79.7% excluding such shares underlying currently
	  ------------------------------------------------------------
          exercisable warrants).
          ------------------------------------------------------------
(14)      Type of Reporting Person (See Instructions)            IN
                                                       ---------------

    This Amendment No. 18 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on March 7, 1993 by Blockbuster Entertainment Corporation ("BEC"), Blockbuster Pictures Holding Corporation ("Holdings"), SEGI Holding Company ("SEGI") and
Repinvesco, Inc. ("REPI"), as amended (the "Statement"). This
Amendment No. 18 is filed with respect to the shares of common stock, par value $.001 per share (the "Common Stock"), of Spelling
Entertainment Group Inc. (the "Issuer"), a Delaware corporation, with its principal executive offices located at 5700 Wilshire Boulevard, Los Angeles, California 90036. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Statement.


Item 3.   Source and Amount of Funds or other Consideration.
          --------------------------------------------------

          Item 3 is hereby amended and supplemented as follows:

          Purchases of Common Stock reported in this Amendment No. 18 were made using working capital of Viacom International Inc.


Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

          Item 5 is amended and supplemented as follows:

          (a) SEGI HOLDING COMPANY is currently the beneficial owner, with shared dispositive and voting power, of 73,678,350 shares, or approximately 80.01%, of the issued and outstanding Common Stock of the Issuer (based on the number of shares of Common Stock that were reported by the Issuer to be issued and outstanding as of August 11, 1997).*

          (b) VIACOM INC. is currently the beneficial owner, with shared dispositive and voting power, of 73,678,350 shares, or approximately 80.01%, of the issued and outstanding Common Stock of the Issuer (based on the number of shares of Common Stock that were reported by the Issuer to be issued and outstanding as of August 11, 1997).*

          (c)       MR. SUMNER M. REDSTONE is currently  the
                    beneficial  owner, with shared  dispositive  and
                    voting  power,  of 73,678,350 shares,   or  approximately
                    80.01%,   of  the issued  and outstanding  Common Stock
                    of the Issuer (based on the number of shares of Common Stock that were reported by the Issuer to be issued and outstanding as of August 11, 1997).*

*         The Reporting  Persons  beneficially  own  approximately
          79.7% of the issued and outstanding Common Stock of the Issuer excluding the shares underlying the currently exercisable warrants.


Transactions effected since the filing of Amendment No. 17 on October
17, 1997.


       DATE         NO. OF SHARES       PRICE*      WHEN AND HOW EXCUTED
      --------       -------------      -------      -------------------

     10/17/97          15,300          $8.8693          Bear, Stearns,
                                                      New York, New York
     10/20/97          79,100          $8.9935               "
     10/21/97          91,200          $9.0000               "
     10/22/97          51,500          $8.9990               "
     10/23/97          96,800          $8.9554               "
     10/24/97       2,496,500          $9.0000               "

 *Price indicated is weighted average price of each day's aggregated purchases.


                  All of the above transactions were purchases.



Item 7.   Material to be filed as Exhibits.
          --------------------------------

99.1 Agreement among SEGI Holding Company, Viacom Inc. and Sumner M. Redstone pursuant to Rule 13d-1(f)(1)(iii).

Signature
---------

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


October 27, 1997                             SEGI HOLDING COMPANY


                                        By:  \S\  Michael D. Fricklas
                                             -------------------------
                                         Name:   Michael D. Fricklas
                                         Title:  Senior Vice President

Signature
- ---------

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


October 27, 1997                             VIACOM INC.


                                         By:  \S\  Michael D. Fricklas
                                            --------------------------
                                         Name:   Michael D. Fricklas
                                         Title:  Senior Vice President,
                                                Deputy General Counsel

Signature
- ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



October 27, 1997                           By:           *
                                                  --------------------
                                                  Sumner M. Redstone,
                                                  Individually





*By: \S\  Philippe P. Dauman
     -----------------------------
     Philippe P. Dauman
     Attorney-in-Fact under the
     Limited Power of Attorney
     filed as Exhibit 99.2 to the
     Statement, Amendment No. 11

                                  EXHIBIT INDEX
                                 ---------------

Exhibit   No. Description
- -------   ---------------

99.1      Agreement among SEGI Holding Company, Viacom Inc. and Sumner
          M. Redstone pursuant to Rule 13d-1(f)(1)(iii).